SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
2004 First Nine Months Results

Lisbon, Portugal, 2 November 2004 – Portugal Telecom (PT) announced today its unaudited results for the nine month period ending 30 September 2004.

Consolidated operating revenues amounted to Euro 4,460 million in the first nine months of 2004. EBITDA reached Euro 1,769 million, equivalent to a margin of 39.7%. EBITDA minus Capex reached Euro 1,347 million. Net income for the period amounted to Euro 456 million. Net debt, including the investment of Euro 238 million in the acquisition of treasury stock, was reduced by Euro 313 million from the end of 2003, reaching Euro 2,902 million at the end of September 2004. Considering the impact of the equity swaps contracted in connection with the announced share buyback programme, the pro forma net debt at the end of September 2004 would have amounted to Euro 3,239 million and the ratio net debt to EBITDA would have been 1.4 times.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format. The results by business segment reflect these reclassifications of the reportable segments made during 2003, as further described in Section 13 below. Results for the first nine months of 2003 have been restated to reflect these changes.

Table 1 – Consolidated Financial Highlights

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Operating Revenues	1,538.9	1,506.0	2.2%	3.0%	4,459.8	4,230.9	5.4%
Operating Costs excluding D&A	935.7	885.8	5.6%	2.7%	2,690.4	2,536.6	6.1%
EBITDA (1)	603.2	620.2	(2.7%)	3.3%	1,769.4	1,694.3	4.4%
Operating Income	360.7	373.8	(3.5%)	3.9%	1,058.9	980.4	8.0%
Net Income	133.9	135.8	(1.4%)	(16.8%)	456.4	279.3	63.4%
Capex	175.3	114.2	53.5%	10.9%	422.3	333.9	26.5%
Capex as % of Revenues (%)	11.4	7.6	3.8pp	0.8pp	9.5	7.9	1.6pp
EBITDA minus Capex	427.9	506.0	(15.4%)	0.5%	1,347.1	1,360.4	(1.0%)
Acquisition of Treasury Stock	0.0	39.4	n.m.	n.m.	238.5	39.4	n.m.
Net Debt	2,902.5	3,560.9	(18.5%)	(6.6%)	2,902.5	3,560.9	(18.5%)

EBITDA Margin (2) (%)	39.2	41.2	(2.0pp)	0.1pp	39.7	40.0	(0.4pp)
Net Debt / EBITDA (x)	1.2	1.4	(0.2x)	(0.1x)	1.2	1.6	(0.3x)
EBITDA / Net Interest (x)	12.3	12.8	(0.5x)	0.3x	12.2	13.7	(1.5x)

(1)	EBITDA = Operating Income + Depreciation and Amortisation.
(2)	EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  Operating revenues amounted to Euro 4,460 million in the first nine months of 2004, a 5.4% increase over the same period of last year. Excluding the impact of the 4.5% depreciation of the Brazilian Real (R$) in the period, operating revenues would have grown by 6.7% y.o.y in the first nine months of 2004 to Euro 4,515 million.

  Domestic retail revenues (wireline, Pay-TV and broadband) increased by 1.4% y.o.y to Euro 1,372 million in the first nine months of 2004, as a result of strong growth in Pay-TV and broadband revenues, which offset a decrease in wireline traffic revenues.

  Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 2.7% y.o.y in the first nine months of 2004 to Euro 857 million, as a result of the aggressive rollout of ADSL and new pricing plans.

  EBITDA reached Euro 1,769 million in the first nine months of 2004, an increase of 4.4% y.o.y, equivalent to an EBITDA margin of 39.7%. Excluding the impact of the depreciation of the Brazilian Real in the period, EBITDA would have increased by 5.6% y.o.y in the first nine months of 2004.

  Revenue and EBITDA of the domestic businesses grew by 3.3% and 7.8% y.o.y, respectively, in the first nine months of 2004, underpinned by a strong performance and margin improvement in the mobile and Pay-TV businesses.

  Operating income increased by 8.0% y.o.y in the first nine months of 2004 to Euro 1,059 million, equivalent to an operating margin of 23.7%.

  Net income totalled Euro 134 million in the third quarter of 2004 compared to Euro 136 million in the third quarter of 2003. In the first nine months of 2004, net income increased by 63.4% y.o.y to Euro 456 million.

  Capex increased by 26.5% y.o.y in the first nine months of 2004 to Euro 422 million, equivalent to 9.5% of revenues, a 1.6pp increase over the same period of last year.

  EBITDA minus Capex decreased by 1.0% y.o.y in the first nine months of 2004 to Euro 1,347 million, equivalent to 30.2% of operating revenues. Approximately 87% of PT’s EBITDA minus Capex is generated by its domestic businesses (wireline, TMN and PTM), which on a combined basis registered an improvement of 10.6% y.o.y.

  Free cash flow increased by 14.0% y.o.y in the first nine months of 2004 to Euro 841 million. Approximately 93% of PT’s free cash flow is generated in Euros by its businesses in Portugal.

  At the end of September 2004, net debt amounted to Euro 2,902 million, a reduction of Euro 313 million from the end of 2003. This reduction in net debt considers the impact of the investment of Euro 238 million in the acquisition of treasury stock, in line with the announced 10% share buyback programme. At the end of September 2004, net debt excluding Vivo was Euro 2,671 million. Considering the impact of the equity swaps contracted in connection with the announced share buyback programme, pro forma net debt at the end of September 2004 would have amounted to Euro 3,239 million and the ratio net debt to EBITDA would have been 1.4 times.

  Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,041 million at the end of September 2004, or Euro 1,991 million at the Real/Euro exchange rate prevailing as at 30 September 2004. Assets denominated in Reais in PT’s consolidated balance sheet as at 30 September 2004 represented 30.8% of total assets.

  Further to the announced 10% share buyback programme, as at 2 November 2004, PT had repurchased 7.87% of its share capital at an average price of Euro 7.95 per share, 7.0% of which is now held as treasury stock (87,799,950 shares at an average price of Euro 7.87 per share) and 0.87% of which is now held through equity swap contracts, according to which PT has the option to buy PT shares.

  Shareholders equity amounted to Euro 2,972 million and distributable reserves to Euro 1,073 million, as at 30 September 2004.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03(3)	y.o.y

Customer Base ('000)
Wireline Accesses	4,306	4,194	2.7%	0.7%	4,306	4,194	2.7%
Mobile	29,586	23,161	27.7%	4.2%	29,586	23,161	27.7%
Pay-TV	1,517	1,402	8.2%	2.0%	1,517	1,402	8.2%
Broadband (Retail ADSL + Cable)	602	324	85.7%	13.7%	602	324	85.7%

Wireline
Main Lines ('000)	4,306	4,194	2.7%	0.7%	4,306	4,194	2.7%
PSTN/ISDN	3,959	4,048	(2.2%)	(0.6%)	3,959	4,048	(2.2%)
ADSL Wholesale	346	145	138.3%	18.3%	346	145	138.3%
ADSL Retail	312	121	157.0%	19.8%	312	121	157.0%
Net Additions (1) ('000)	28	4	537.9%	(34.6%)	81	(2)	n.m.
PSTN/ISDN	(26)	(32)	(19.7%)	83.7%	(77)	(95)	(18.4%)
ADSL Wholesale	54	36	48.2%	(5.7%)	158	93	70.8%
ADSL Retail	52	33	54.1%	(7.8%)	151	78	93.5%
Pricing Plans ('000)	735	278	164.9%	56.5%	735	278	164.9%
Retail Traffic (mn min.)	1,687	1,890	(10.8%)	(12.2%)	5,472	5,969	(8.3%)
F2F Domestic Traffic (mn min.)	1,241	1,390	(10.7%)	(12.2%)	4,027	4,394	(8.4%)
ARPU (Euro)	35.8	35.0	2.1%	3.5%	34.8	34.2	1.6%

Domestic Mobile (TMN)
Active Customers ('000)	4,941	4,691	5.3%	1.4%	4,941	4,691	5.3%
Net Additions ('000)	69	186	(62.9%)	n.m.	54	265	(79.6%)
Total Churn (%)	26.5	23.1	3.4pp	2.1pp	26.5	23.1	3.4pp
MOU (min.)	125.4	127.6	(1.8%)	2.7%	121.3	122.6	(1.1%)
ARPU (Euro)	25.5	26.9	(5.2%)	4.1%	24.4	25.4	(4.1%)
Data as % of Service Revenues (%)	9.9	7.9	2.0pp	0.8pp	9.5	8.1	1.4pp
CCPU (2) (Euro)	11.2	12.3	(8.9%)	2.1%	10.9	12.3	(11.2%)
ARPU minus CCPU (Euro)	14.4	14.7	(2.2%)	5.7%	13.4	13.1	2.5%

Brazilian Mobile (Vivo)
Active Customers ('000)	24,645	18,470	33.4%	4.8%	24,645	18,470	33.4%
Market Share in Areas of Operation (%)	53.3	56.7	(3.4pp)	(1.2pp)	53.3	56.7	(3.4pp)
Net Additions ('000)	1,131	949	19.2%	(31.0%)	3,989	1,661	140.2%
MOU (min.)	86.6	101.3	(14.5%)	(4.1%)	90.0	99.9	(10.0%)
ARPU (Real)	32.1	40.0	(19.7%)	(3.8%)	33.3	39.7	(16.1%)
CCPU (2) (Real)	18.6	19.1	(3.0%)	(3.2%)	18.4	20.4	(9.7%)
ARPU minus CCPU (Real)	13.5	20.8	(35.1%)	(4.6%)	14.9	19.3	(22.9%)

Multimedia (PT Multimedia)
Homes Passed ('000)	2,529	2,445	3.4%	0.6%	2,529	2,445	3.4%
Bi-directional ('000)	2,371	2,178	8.8%	3.8%	2,371	2,178	8.8%
Pay-TV Customers ('000)	1,517	1,402	8.2%	2.0%	1,517	1,402	8.2%
Pay-TV Net Additions ('000)	30	33	(8.6%)	42.1%	76	95	(19.9%)
Pay to Basic ratio (%)	56.0	55.2	0.8pp	(2.9pp)	56.0	55.2	0.8pp
Churn (%)	12.6	13.6	(1.0pp)	0.0pp	13.1	12.3	0.7pp
Cable Broadband Accesses ('000)	290	203	43.0%	7.8%	290	203	43.0%
Cable Broadband Net Additions ('000)	21	23	(9.4%)	9.2%	59	62	(4.5%)
Pay-TV Blended ARPU (Euro)	25.6	23.9	7.4%	1.2%	25.2	23.6	7.0%
Pay-TV EBITDA Margin (%)	37.1	27.5	9.6pp	1.0pp	35.9	25.6	10.4pp

(1)	Including ADSL Wholesale.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(3)	Pro forma information including TCO.

Customers

  Wireline main lines increased by 2.7% y.o.y in the third quarter of 2004 to 4,306 thousand, on the back of strong growth in ADSL.

  Mobile customers increased by 1,200 thousand in the third quarter of 2004 to 29,586 thousand, underpinned by robust growth in Brazil. Since the beginning of the year, the number of mobile customers has increased by 4,044 thousand.

  Pay-TV customers reached 1,517 thousand in the third quarter of 2004, on the back of cable and DTH net additions of 30 thousand in the third quarter and 76 thousand in the first nine months of 2004.

  Retail broadband customers totalled 602 thousand at the end of September 2004, equivalent to a penetration of 11.8% of access lines (PSTN/ISDN and cable). Retail broadband net additions reached 72 thousand in the third quarter of 2004 and 211 thousand in the first nine months of 2004.

Wireline

  Total accesses increased by 2.7% y.o.y at the end of September 2004 to 4,306 thousand, including 346 thousand wholesale ADSL customers.

  At the end of September 2004, the number of pricing plans was 735 thousand, an increase of 265 thousand in the third quarter of 2004, and equivalent to a penetration of 18.6% of PSTN/ISDN lines.

  Total traffic in the third quarter of 2004 fell by 10.5% y.o.y, on the back of the decline of 10.8% y.o.y in retail traffic and 10.3% y.o.y in wholesale traffic.

  Total ARPU increased by 2.1% y.o.y in the third quarter of 2004 to Euro 35.8. Voice ARPU decreased by 2.0% y.o.y to Euro 31.9, whilst data ARPU increased by 58.0% y.o.y, contributing 10.8% to total ARPU in the third quarter of 2004.

Domestic Mobile (TMN)

  Net additions totalled 69 thousand in the third quarter of 2004. At the end of September 2004, TMN had 4,941 thousand active customers, an increase of 5.3% over the same period of last year.

  MOU in the third quarter of 2004 totalled 125 minutes, equivalent to a decrease of 1.8% y.o.y, primarily reflecting a lower fixed-to-mobile and mobile-to-fixed traffic. In the first nine months of the 2004, MOU fell by 1.1% y.o.y.

  ARPU in the third quarter of 2004 decreased by 5.2% y.o.y to Euro 25.5, as a result of the reduction in interconnection fees, the fall in MOU, the increasing weight of on-net traffic and traffic promotions undertaken aimed at stimulating usage. In the first nine months of 2004, ARPU fell by 4.1% y.o.y to Euro 24.4.

  ARPU minus CCPU was Euro 13.4 in the first nine months of 2004, which represented an improvement of 2.5% y.o.y. In the third quarter of 2004, ARPU minus CCPU decreased by 2.2% y.o.y.

Brazilian Mobile (Vivo)

  Net additions reached 1,131 thousand in the third quarter of 2004 and almost 4 million since the beginning of the year, in an environment of intense commercial activity and increasing competition. Vivo had 24,645 thousand active customers at the end of September 2004, corresponding to an estimated average market share of around 53% in its areas of operation.

  Blended MOU dropped by 14.5% y.o.y in the third quarter of 2004 to 87 minutes, as a result of the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic. MOU decreased by 10.0% y.o.y in the first nine months of 2004 to 90 minutes.

  Blended ARPU was R$ 32.1 in the third quarter of 2004, a decrease of 19.7% over the same period of last year. Around two thirds of this decline in ARPU was a result of the impact of SMP rules (namely the introduction of “bill & keep” and the loss of long distance traffic) and the changing mix of the customer base towards prepaid.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 30 thousand in the third quarter of 2004, with total Pay-TV customers rising by 8.2% y.o.y to 1,517 thousand.

  Pay-TV’s blended ARPU in the third quarter of 2004 increased by 7.4% y.o.y to Euro 25.6, as a result of a higher penetration of premium services, including broadband Internet.

  Broadband cable modem customers reached 290 thousand at the end of September 2004, an increase of 43.0% y.o.y, with net additions of 21 thousand in the third quarter of 2004 and of 59 thousand since the beginning of the year.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Operating Revenues	1,538.9	1,506.0	2.2%	3.0%	4,459.8	4,230.9	5.4%
Wireline	541.7	541.4	0.1%	2.1%	1,595.0	1,614.1	(1.2%)
Domestic Mobile (TMN)	385.1	365.7	5.3%	10.4%	1,063.6	990.3	7.4%
Brazilian Mobile (Vivo)	375.6	374.8	0.2%	1.3%	1,097.8	963.5	13.9%
Multimedia (PT Multimedia)	178.5	163.4	9.2%	(2.9%)	538.3	489.2	10.0%
Other	58.0	60.7	(4.3%)	(4.3%)	165.1	173.9	(5.0%)

Operating Costs excluding D&A	935.7	885.8	5.6%	2.7%	2,690.4	2,536.6	6.1%
Wages and Salaries	190.5	168.9	12.7%	6.9%	544.4	517.9	5.1%
Post Retirement Benefits	49.0	57.9	(15.4%)	6.9%	144.5	168.0	(14.0%)
Costs of Telecommunications	140.0	152.0	(7.9%)	(0.5%)	415.7	448.8	(7.4%)
Subsidies	(6.4)	(4.9)	30.0%	847.5%	(10.8)	(15.5)	(30.4%)
Maintenance and Repairs	29.0	33.0	(12.2%)	(10.3%)	90.9	94.7	(4.0%)
Own Work Capitalised	(16.9)	(19.3)	(12.6%)	(2.6%)	(52.4)	(46.3)	13.3%
Raw Materials and Consumables	9.2	18.5	(50.2%)	(39.1%)	40.7	50.8	(19.9%)
Costs of Products Sold	150.5	137.9	9.1%	18.6%	396.8	343.3	15.6%
Telephone Directories	21.5	22.5	(4.7%)	(3.1%)	65.5	68.2	(3.9%)
Marketing and Publicity	43.0	34.6	24.3%	(10.0%)	128.0	100.0	28.1%
General and Administrative Expenses	271.5	237.7	14.3%	4.7%	778.7	695.2	12.0%
Provision for Doubtful Receivables	36.7	35.9	2.3%	10.2%	98.8	90.6	9.0%
Other Net Operating Income	(17.1)	(19.0)	(10.1%)	309.3%	(44.4)	(44.6)	(0.4%)
Taxes Other than Income Taxes	35.3	30.2	16.9%	12.6%	94.0	65.6	43.3%

EBITDA	603.2	620.2	(2.7%)	3.3%	1,769.4	1,694.3	4.4%
Depreciation and Amortisation	242.5	246.3	(1.6%)	2.5%	710.5	713.9	(0.5%)
Operating Income	360.7	373.8	(3.5%)	3.9%	1,058.9	980.4	8.0%

Other Expenses (Income)	111.8	106.8	4.6%	22.6%	268.9	453.6	(40.7%)
Net Interest Expenses	49.2	48.6	1.1%	1.1%	144.7	123.2	17.4%
Net Foreign Currency Losses (Gains)	(5.0)	26.3	n.m.	n.m.	(5.4)	10.2	n.m.
Net Other Financial Expenses (Income)	19.0	(19.3)	n.m.	129.3%	24.9	(100.6)	n.m.
Goodwill Amortisation	23.9	27.7	(13.9%)	0.6%	70.6	80.5	(12.2%)
Losses (Gains) on Disp. of Fixed Assets	0.3	2.5	(88.9%)	(80.6%)	2.8	(34.9)	n.m.
Equity in Losses (Earnings) of Affiliates	(8.0)	(1.8)	347.4%	n.m.	(12.9)	11.2	n.m.
Work Force Reduction Programme Costs	43.2	10.3	319.8%	n.m.	47.2	288.3	(83.6%)
Other Non-Oper. Expenses/(Income)	13.4	11.0	22.3%	n.m.	18.6	14.1	32.2%
Extraordinary Items (Losses / (Gains))	(24.1)	1.6	n.m.	n.m.	(21.6)	61.6	n.m.

Income before Income Taxes	248.9	267.0	(6.8%)	(2.8%)	789.9	526.9	49.9%
Provision for Income Taxes	(94.4)	(110.6)	(14.7%)	33.3%	(263.7)	(191.8)	37.5%
Income Applicable to Minority Interests	(20.7)	(20.6)	0.5%	(14.6%)	(69.8)	(55.8)	25.0%

Consolidated Net Income	133.9	135.8	(1.4%)	(16.8%)	456.4	279.3	63.4%

Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Wireline	541.7	541.4	0.1%	2.1%	1,595.0	1,614.1	(1.2%)
Domestic Mobile (TMN)	385.1	365.7	5.3%	10.4%	1,063.6	990.3	7.4%
Brazilian Mobile (Vivo) (1)	375.6	374.8	0.2%	1.3%	1,097.8	963.5	13.9%
Multimedia (PT Multimedia)	178.5	163.4	9.2%	(2.9%)	538.3	489.2	10.0%
Pay-TV and Cable Internet	123.8	107.7	14.9%	0.9%	363.4	315.2	15.3%
Other	58.0	60.7	(4.3%)	(4.3%)	165.1	173.9	(5.0%)

Total Operating Revenues	1,538.9	1,506.0	2.2%	3.0%	4,459.8	4,230.9	5.4%

Domestic Retail Revenues	463.2	457.8	1.2%	1.5%	1,371.6	1,352.6	1.4%
Wireline	346.8	357.8	(3.1%)	1.2%	1,032.1	1,060.3	(2.7%)
Pay-TV and Cable Internet	116.4	100.1	16.3%	2.2%	339.5	292.3	16.2%

Avg. Revenue per Household (ARPH)	42.3	41.8	1.1%	1.4%	41.7	41.2	1.4%

(1)	Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.4799 in 9M03.

Consolidated operating revenues increased by 5.4% y.o.y in the first nine months of 2004 to Euro 4,460 million, reflecting the higher contributions from Vivo, TMN and PTM. Assuming a flat Real/Euro exchange rate, operating revenues would have increased by 6.7% y.o.y in the first nine months of 2004 to Euro 4,515 million.

In the first nine months of 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting due to the divestment of this subsidiary, which was completed in September 2004. The change in the consolidation method for Mascom resulted in a negative impact of 1.1% on consolidated operating revenues. Previously, revenues from Mascom were booked under “Other Businesses”.

Operating revenues from the domestic businesses rose by 3.3% y.o.y in the first nine months of 2004, underpinned by the strong performance of TMN and PTM. In the third quarter of 2004, operating revenues from the domestic businesses increased by 3.2% compared to the same period of last year.

In the first nine months of 2004, domestic retail revenues (wireline + pay-TV) increased by 1.4% y.o.y to Euro 1,372 million, with the average revenue per household (ARPH) increasing to Euro 41.7 per month from Euro 41.2 in the first nine months of 2003. The aggressive rollout of broadband services and the video product are changing the mix of the ARPH. Data and video revenues represented 9% and 20% of ARPH, respectively, in the first nine months of 2004, as compared to 5% and 18% in the first nine months of 2003. Wireline net retail revenues (wireline retail revenues less corresponding telecommunications costs) increased by 2.7% y.o.y in the first nine months of 2004 to Euro 857 million.

The contribution to consolidated operating revenues from the mobile businesses rose by 2.3pp y.o.y to 48.5% in the first nine months of 2004. Vivo represented 24.6% of consolidated operating revenues in the first nine months of 2004, an increase of 1.8pp over the same period of last year.

Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Wireline	577.2	578.3	(0.2%)	2.2%	1,700.6	1,727.6	(1.6%)
Domestic Mobile (TMN)	420.0	410.5	2.3%	8.2%	1,174.6	1,125.5	4.4%
Brazilian Mobile (Vivo) (1)	375.6	374.8	0.2%	1.3%	1,097.8	963.5	13.9%
Multimedia (PT Multimedia)	178.9	163.4	9.5%	(2.6%)	539.0	489.5	10.1%
Pay-TV and Cable Internet	124.0	107.7	15.1%	0.9%	364.3	315.5	15.4%
Other and Eliminations	(12.7)	(21.0)	(39.4%)	(0.8%)	(52.2)	(75.2)	(30.7%)

Total Operating Revenues	1,538.9	1,506.0	2.2%	3.0%	4,459.8	4,230.9	5.4%

(1)	Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.4799 in 9M03.

EBITDA

Table 6 – EBITDA by Business Segment

Euro million	3Q04	3Q03	y.o.y	3Q04 Margin	9M04	9M03	y.o.y	9M04 Margin

Wireline	231.9	231.9	0.0%	40.2	685.3	692.8	(1.1%)	40.3
Domestic Mobile (TMN)	205.1	189.2	8.4%	48.9	564.4	504.7	11.8%	48.0
Brazilian Mobile (Vivo) (1)	119.5	153.5	(22.2%)	31.8	382.0	380.6	0.4%	34.8
Multimedia (PT Multimedia)	48.1	34.1	41.1%	26.9	139.2	90.9	53.1%	25.8
Pay-TV and Cable Internet	46.0	35.4	29.9%	37.1	130.9	88.5	47.8%	35.9
Other	(1.5)	11.5	n.m.	n.m.	(1.5)	25.4	(105.8%)	n.m.

Total EBITDA	603.2	620.2	(2.7%)	39.2	1,769.4	1,694.3	4.4%	39.7
EBITDA Margin (%)	39.2	41.2	(2.0pp)		39.7	40.0	(0.4pp)

(1)	Considering a Euro/Real average exchange rate of 3.6437 in 9M04 and 3.4799 in 9M03.

EBITDA increased by 4.4% y.o.y in the first nine months of 2004 to Euro 1,769 million, while EBITDA margin decreased by 0.4pp to 39.7%. In absolute terms, EBITDA growth in the first nine months of 2004 was underpinned by TMN and PTM. Margin performance was strong across all of the domestic businesses, while margin pressure in Vivo was due to soaring customer growth and increased competition.

Based on a flat Real/Euro exchange rate, EBITDA would have increased by 5.6% y.o.y in the first nine months of 2004 to Euro 1,788 million. The change in the consolidation method of Mascom described above had a negative impact on EBITDA in the first nine months of 2004 of 1.2%.

In the first nine months of 2004, EBITDA of the domestic businesses increased by 7.8% y.o.y, supporting consolidated EBITDA growth in the period. A combination of the stabilisation of the wireline business and top line growth and strong margin expansion in PTM and TMN supported this positive domestic performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 1.2pp y.o.y to 53.5% in the first nine months of 2004. The contribution of TMN to consolidated EBITDA increased by 2.1pp y.o.y to 31.9% in the first nine months of 2004, while Vivo’s contribution decreased by 0.9pp y.o.y to 21.6%.

PTM’s contribution to consolidated EBITDA improved by 2.5pp y.o.y to 7.9% in the first nine months of 2004, on the back of the 47.8% y.o.y increase in the EBITDA of the Pay-TV and Cable Internet business.

Consolidated Operating Costs

Table 7 – Consolidated Operating Costs

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y	9M04 % Rev.

Wages and Salaries	190.5	168.9	12.7%	6.9%	544.4	517.9	5.1%	12.2
Post Retirement Benefits	49.0	57.9	(15.4%)	6.9%	144.5	168.0	(14.0%)	3.2
Telecommunication Costs	140.0	152.0	(7.9%)	(0.5%)	415.7	448.8	(7.4%)	9.3
Costs of Products Sold	150.5	137.9	9.1%	18.6%	396.8	343.3	15.6%	8.9
Marketing and Publicity	43.0	34.6	24.3%	(10.0%)	128.0	100.0	28.1%	2.9
Provision for Doubtful Rec.	36.7	35.9	2.3%	10.2%	98.8	90.6	9.0%	2.2
General & Administrative Exp.	271.5	237.7	14.3%	4.7%	778.7	695.2	12.0%	17.5
Other Operating Costs	54.6	61.0	(10.5%)	(30.7%)	183.5	172.9	6.1%	4.1

Oper. Costs excluding D&A	935.7	885.8	5.6%	2.7%	2,690.4	2,536.6	6.1%	60.3

Depreciation & Amortisation	242.5	246.3	(1.6%)	2.5%	710.5	713.9	(0.5%)	15.9

Total Operating Costs	1,178.2	1,132.1	4.1%	2.7%	3,400.9	3,250.5	4.6%	76.3

Consolidated operating costs amounted to Euro 3,401 million in the first nine months of 2004, an increase of 4.6% y.o.y, which is lower than the 5.4% y.o.y increase in operating revenues.

Wages and salaries increased by 5.1% y.o.y in the first nine months of 2004 to Euro 544 million and represented 12.2% of operating revenues, the same percentage of operating revenues as in the first nine months of 2003. In the case of the wireline business, which accounted for 40.7% of consolidated wages and salaries, these costs fell by 8.3% y.o.y in the first nine months of 2004, benefiting from the staff reduction undertaken last year. Wages and salaries of Vivo increased by 16.3% y.o.y, in Euros, in the first nine months of 2004, primarily because TCO was only fully consolidated by Vivo as of May 2003.

In the first nine months of 2004, post retirement benefit costs (PRBs) decreased by 14.0% y.o.y to Euro 145 million and accounted for 3.2% of consolidated operating revenues. This decline was primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement. Furthermore, the Portuguese State agreed to increase its contribution to healthcare costs, which has also resulted in lower PRBs in the first nine months of 2004.

In the first nine months of 2004, telecommunications costs fell by 7.4% y.o.y to Euro 416 million, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees. Telecommunications costs accounted for 9.3% of consolidated operating revenues in the first nine months of 2004.

Costs of products sold increased by 15.6% y.o.y to Euro 397 million in the first nine months of 2004, primarily driven by the increase in the sales of merchandise and products of Vivo. This cost item represented 8.9% of consolidated operating revenues in the first nine months of 2004.

Marketing and publicity costs rose by 28.1% y.o.y in the first nine months of 2004 to Euro 128 million, mainly as a result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services across all business units. The increase in this caption is also accounted for by the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represented 2.9% of consolidated operating revenues in the first nine months of 2004.

Provisions for doubtful receivables, inventories and others increased by 9.0% y.o.y to Euro 99 million in the first nine months of 2004. The increase in this caption is primarily due to a higher level of provisioning in the wireline business and at TMN, and also to the fact that TCO was only fully consolidated by Vivo as of May 2003. Provisions accounted for 2.2% of consolidated operating revenues in the first nine months of 2004, in line with the level reported in the same period of last year.

General and administrative expenses increased by 12.0% y.o.y in the first nine months of 2004 to Euro 779 million. In addition to the fact that TCO was only fully consolidated by Vivo as of May 2003, there was an increase in commercial costs in line with the increased sale of broadband and pricing plans in the domestic retail business and mobile phones in Brazil. General and administrative expenses accounted for 17.5% of consolidated operating revenues in the first nine months of 2004.

Depreciation and amortisation costs remained flat in the first nine months of 2004 at Euro 711 million. Depreciation charges exceeded capex by Euro 288 million in the first nine months of 2004, resulting in a capex to depreciation ratio of 0.59 times in the first nine months of 2004. This cost item accounted for 15.9% of consolidated operating revenues in the first nine months of 2004.

Operating Income

Operating income in the first nine months of 2004 rose by 8.0% y.o.y to Euro 1,059 million, while operating margin improved by 0.5pp y.o.y to 23.7%, primarily as a result of the increase in EBITDA discussed above.

Net Income

Net income amounted to Euro 456 million in the first nine months of 2004, which represented an increase of 63.4% over the same period of last year.

Net interest expenses increased from Euro 123 million in the first nine months of 2003 to Euro 145 million in the first nine months of 2004, corresponding to an average cost of debt, including debt in Brazil, of approximately 6.1% in the first nine months of 2004.

Net foreign currency gains were Euro 5 million in the first nine months of 2004, which compares to losses of Euro 10 million in the same period of last year, primarily because of the evolution of the Real exchange rate over the period.

Net other financial expenses amounted to Euro 25 million in the first nine months of 2004, which compares to a net other financial income of Euro 101 million in the same period of last year. This caption includes various financial expenses including banking commissions and related taxes. In the first nine months of last year, this caption included gains related to a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the underlying share price as at 30 September 2003.

Goodwill amortisation amounted to Euro 71 million in the first nine months of 2004, a decrease of 12.2% over the same period of last year, as a portion of goodwill related to the value attributable to licences held by Vivo’s subsidiaries was transferred to intangible assets at the end of last year. The amortisation of these licences, which in the first nine months of 2004 amounted to approximately Euro 28 million, is now included in “Depreciation and Amortisation”. This caption included mainly the amortisation of goodwill related to the investments in Vivo (Euro 27 million), Lusomundo (Euro 11 million), PTM (Euro 7 million) and PT.com (Euro 7 million).

Equity accounting in earnings of affiliated companies amounted to Euro 13 million in the first nine months of 2004, which compares to a loss of Euro 11 million in the same period of last year. In the first nine months of 2004, this caption included mainly PT’s share in the earnings of CTM (Macau), Unitel (Angola) and Mascom (Botswana) totalling Euro 27 million, and in the losses of Médi Télécom (Morocco) and Sport TV totalling Euro 10 million. The improvement in this caption (Euro 24 million) is primarily explained by: (1) the reduction in the losses of Médi Télécom (from Euro 19 million to Euro 8 million); (2) the increase in the earnings of Unitel (from Euro 4 million to Euro 11 million); and (3) the change in the consolidation method of Mascom in the first nine months of 2004 from full consolidation to the equity method (earnings of Euro 8 million in the first nine months of 2004), because of the divestment of this subsidiary, which was only completed in September 2004.

Workforce reduction costs amounted to Euro 47 million in the first nine months of 2004 (Euro 288 million in the same period of last year) and were related primarily to the reduction of 177 employees in the wireline business. This curtailment cost item represents mainly the discounted value of salaries to be paid to pre-retired and suspended employees up to retirement age.

Extraordinary income amounted to Euro 22 million in the first nine months of 2004, which compares to extraordinary costs in the amount of Euro 62 million in the same period of last year. This caption included primarily the gain related to the booking of the disposal of Mascom in September 2004, following regulatory approval of the sale. The extraordinary costs recorded in the first nine months of 2003 related mainly to provisions recorded by PTM in connection with estimated losses in the value of certain fixed assets and financial investments, and to cover certain liabilities with third parties.

The provision for income taxes increased to Euro 264 million in the first nine months of 2004 from Euro 192 million in the same period of last year, primarily as a result of the increase in profit before taxes. This caption includes a non-cash component in the amount of Euro 190 million that was recorded against a reduction of tax losses carried forward booked in deferred tax assets in previous years.

4. CAPEX

Table 8 – Capex by Business Segment

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y	9M03 % Rev.

Wireline	32.8	44.7	(26.7%)	(38.7%)	117.0	104.7	11.8%	6.9
Domestic Mobile (TMN)	26.6	18.1	47.1%	22.2%	65.5	89.9	(27.1%)	5.6
Brazilian Mobile (Vivo)	91.5	20.0	356.7%	79.0%	160.5	61.5	161.0%	14.6
Multimedia (PT Multimedia)	13.5	13.8	(2.0%)	(17.6%)	39.9	39.4	1.3%	7.4
Pay-TV and Cable Internet	11.2	11.0	1.3%	(9.5%)	32.4	32.2	0.8%	8.9
Other	10.8	17.5	(38.1%)	(28.7%)	39.4	38.5	2.5%	n.m.

Total Capex	175.3	114.2	53.5%	10.9%	422.3	333.9	26.5%	9.5

Capex increased by 26.5% y.o.y in the first nine months of 2004 to Euro 422 million, with the increase in wireline and Vivo capex more than compensating for the reduction in TMN’s capex. PT’s capex in the first nine months of 2004 was equivalent to 9.5% of consolidated operating revenues.

Wireline capex in the first nine months of 2004 increased by 11.8% y.o.y to Euro 117 million, equivalent to a capex to sales ratio of 6.9%. This increase is primarily related to the strong growth in ADSL accesses.

TMN’s capex fell by 27.1% y.o.y to Euro 66 million in the first nine months of 2004, equivalent to 5.6% of operating revenues. Excluding the investment of Euro 33 million, related to the payment made in the first nine months of 2003 pursuant to an agreement between the three Portuguese mobile operators and OniWay, TMN’s capex in the first nine months of 2004 would have increased by 15.2% y.o.y. TMN spent almost a third of total capex on UMTS rollout in the first nine months of 2004.

PT’s share of Vivo’s capex in the first nine months of 2004 amounted to Euro 160 million, an increase of 161.0% y.o.y and equivalent to 14.6% of operating revenues. This increase is primarily explained by the investment in capacity expansion and the progressive rollout of 1xRTT in Brazil, as well as the fact that TCO was only fully consolidated by Vivo as of May 2003.

In the first nine months of 2004, PTM’s capex increased by 1.3% y.o.y to Euro 40 million, equivalent to 7.4% of operating revenues. Around a third of PTM’s capex was related to terminal equipment, including set-top boxes and cable modems.

“Other” capex increased by 2.5% y.o.y to Euro 39 million in the first nine months of 2004. These other investments include the development of the shared services platform and the rollout of Corporate SAP in order to improve efficiency in back-office processes. “Other” capex also includes investments in IT and R&D.

5. CASH FLOW

EBITDA minus Capex

Table 9 – EBITDA minus Capex by Business Segment

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y	9M04 %Rev.

Wireline	199.1	187.1	6.4%	15.0%	568.3	588.1	(3.4%)	33.4
Domestic Mobile (TMN)	178.5	171.1	4.3%	8.9%	498.8	414.9	20.2%	42.5
Brazilian Mobile (Vivo)	28.0	133.5	(79.0%)	(59.8%)	221.6	319.1	(30.6%)	20.2
Multimedia (PT Multimedia)	34.6	20.3	70.3%	6.6%	99.3	51.5	92.8%	18.4
Pay-TV and Cable Internet	34.8	24.4	42.8%	8.6%	98.4	56.3	74.7%	27.0
Other	(12.3)	(6.0)	n.m.	n.m.	(40.9)	(13.1)	n.m.	n.m.

Total	427.9	506.0	(15.4%)	0.5%	1,347.1	1,360.4	(1.0%)	30.2

EBITDA minus Capex totalled Euro 1,347 million in the first nine months of 2004, decreasing by 1.0% y.o.y, as a result of the decrease in wireline and Vivo, which offset the increase in TMN and PTM. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 10.6% y.o.y and accounted for approximately 87% of the group’s EBITDA minus Capex in the first nine months of 2004.

Free Cash Flow

Table 10 – Free Cash Flow

Euro million	3Q04	3Q03	y.o.y	9M04	9M03	y.o.y

EBITDA minus Capex	427.9	506.0	(15.4%)	1,347.1	1,360.4	(1.0%)
Non-Cash Items included in EBITDA:
Post Retirement Benefit Costs	49.0	57.9	(15.4%)	144.5	168.0	(14.0%)
Non-Cur. Prov., Tax Prov. & Other N.-Cash Items	(2.4)	5.2	n.m.	4.3	(0.4)	n.m.
Change in Working Capital	(21.1)	45.0	n.m.	(189.4)	(205.6)	(7.9%)

Operating Cash Flow	453.4	614.1	(26.2%)	1,306.5	1,322.4	(1.2%)

Acquisition of Financial Investments (1)	(40.0)	(53.1)	(24.7%)	(95.5)	(173.1)	(44.8%)
Interest Paid	(21.9)	(71.2)	(69.2%)	(201.5)	(224.9)	(10.4%)
Payments Related to Post Retirement Benefits (2)	(50.2)	(59.7)	(16.0%)	(218.7)	(165.5)	32.1%
Income Taxes Paid by Certain Subsidiaries	(10.9)	(6.0)	82.7%	(45.7)	(40.6)	12.6%
Cash Flow Matching Swap	(100.3)	0.0	n.m.	100.8	0.0	n.m.
Other Cash Movements	16.1	20.4	(21.2%)	(4.8)	19.8	n.m.

Free Cash Flow	246.2	444.4	(44.6%)	841.3	738.2	14.0%

(1)

In the first nine months of 2004, this caption included mainly the following payments: (1) Euro 16 million related to the acquisition of a further 17% stake in the share capital of Sport TV; (2) Euro 40 million related to an intercompany loan granted to Sport TV for the acquisition by this associated company of the Portuguese league football rights; (3) Euro 7 million for the acquisition of a 1.93% stake in the share capital of Media Capital; (4) Euro 10 million related with PT’s share in the acquisition by Vivo of a further 10.5% stake in the share capital of Sudestecel (an intermediate holding company that has a controlling position in Tele Sudeste Celular Participações); and (5) Euro 13 million related to PT’s share in the payment by TCP of an additional instalment in connection with the acquisition of TCO made in 2003.

(2)

In the first nine months of 2004, this caption included Euro 67 million related to additional contributions to the pension funds made during the period in connection with the work force reductions in 2003, Euro 28 million related to normal contributions to the pension funds made during the period, Euro 101 million related to payments of salaries to pre-retired and suspended employees and Euro 23 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees.

Operating cash flow decreased by 1.2% y.o.y in the first nine months of 2004 to Euro 1,307 million, as a result of the decrease in EBITDA minus capex, excluding PRBs and other non-cash items, and against a 7.9% y.o.y decrease of investment in working capital. Adjusting for the impact of the cash flow matching swap, free cash flow increased by 0.3% y.o.y in the first nine months of 2004, as a result of the decrease in payments related to the acquisition of financial investments and interest paid, more than offsetting the slight decrease in operating cash flow and the higher payments related to post retirement benefits due to the work force reduction made in 2003.

6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	30 September	31 December

Current Assets	5,097.6	5,039.7
Cash and Short Term Investments	2,523.1	2,531.1
Accounts Receivable, Net	1,552.2	1,517.3
Inventories, Net	148.3	102.9
Deferred Taxes Assets (Short Term)	729.7	748.1
Prepaid Expenses and Other Current Assets	144.3	140.2
Investments, net	443.7	448.1
Fixed Assets, net	4,041.7	4,268.0
Intangible Assets, net	3,134.0	3,150.1
Defered Tax Assets (Medium and Long Term)	449.8	583.5
Other	95.3	68.5

Total Assets	13,262.1	13,557.8

Current Liabilities	3,536.8	3,354.5
Short Term Debt	1,416.5	1,191.1
Accounts Payable	1,088.0	1,225.9
Accrued Expenses	710.6	589.4
Taxes Payable	94.4	102.9
Deferred Income	196.7	212.4
Deferred Taxes Liabilities (Short Term)	30.6	32.8
Medium and Long Term Debt	4,009.1	4,555.6
Accrued Post Retirement Liability	1,239.8	1,256.0
Deferred Tax Liabilities (Medium and Long Term)	286.0	300.7
Provisions for Other Risks and Charges	375.8	361.4
Other	171.3	144.8

Total Liabilities	9,618.7	9,973.0
Minority Interests	671.3	644.0
Total Shareholders' Equity	2,972.1	2,940.8

Total Liabilities, Minorities and Shareholders' Equity	13,262.1	13,557.8

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 30 September 2004 decreased to 44.3% from 47.3% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 55.3% to 52.6% over the same period. At the end of September 2004, the net debt to EBITDA ratio was 1.2 times and the EBITDA cover was 12.2 times. Including the investment in PT shares held in equity swap contracts, the net debt to EBITDA ratio would have been 1.4 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,041 million as at 30 September 2004 (Euro 1,991 million at the Real/Euro exchange rate prevailing on 30 September 2004). The assets denominated in Brazilian Reais in the balance sheet as at 30 September 2004 amounted to Euro 4,041 million, equivalent to approximately 30.5% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability decreased Euro 16 million to Euro 1,240 million in the first nine months of 2004, primarily as a result of the difference between the Euro 219 million paid in connection with post retirement benefits and the increase of Euro 145 million in connection with PRBs and Euro 47 million in connection with curtailment costs in the period.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	3Q04	9M04

Net Debt (Initial Balance)	3,107.3	3,215.6
Free Cash Flow	246.2	841.3
Gains on Certain Foreign Currency Derivatives	(16.0)	(8.1)
Translation Effects of US Dollar and Real Denominated Debt	(25.3)	(14.1)
Dividends Paid	0.0	(267.5)
Acquisitions of Treasury Shares (1)	0.0	(238.5)
Net Debt (Final Balance)	2,902.5	2,902.5

Change in Net Debt	204.9	313.1
Change in Net Debt (%)	(6.6%)	(9.7%)

(1)

In the first nine months of 2004, this caption includes Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 224 million related to acquisitions made during the first nine months of 2004.

Consolidated net debt as at 30 September 2004 amounted to Euro 2,902 million, a decrease of Euro 313 million compared to year-end 2003, as a result of the Euro 841 million free cash flow generated in the period, which was offset in part by the cash applied to the payment of dividends (Euro 268 million) and the acquisition of treasury shares (Euro 238 million). As part of the on-going share buyback programme, as at 2 November 2004, PT had acquired an additional 2.68% of share capital for an amount of Euro 257 million.

Table 13 – Consolidated Net Debt

Euro million	30 September 2003	31 December 2003	Δy.o.y	y.o.y

Short Term	1,416.5	1,191.1	225.4	18.9%
Bank Loans	381.7	293.8	87.8	29.9%
Convertible Bonds	0.0	450.5	(450.5)	(100.0%)
Other Bond Loans	724.7	124.7	600.0	481.2%
Other Loans	310.1	322.1	(12.0)	(3.7%)
Medium and long term	4,009.1	4,555.6	(546.5)	(12.0%)
Convertible Bond	440.3	440.3	0.0	0.0%
Other Bond Loans	2,070.7	2,669.1	(598.4)	(22.4%)
Bank Loans	1,430.3	1,363.6	66.7	4.9%
Other Loans	67.8	82.5	(14.8)	(17.9%)

Total Indebtedness	5,425.5	5,746.7	(321.2)	(5.6%)
Cash and Short Term-Investments	2,523.1	2,531.1	(8.0)	(0.3%)

Net Debt	2,902.5	3,215.6	(313.1)	(9.7%)

Shareholders Loans to TCP	585.3	582.3	3.0	0.5%

Equity Swap Contracts on PT shares	336.2	197.5	138.7	70.3%

As at 30 September 2004, 73.9% of total indebtedness was medium and long term, while 65.3% of total indebtedness was at fixed rates. As at 30 September 2004, 82.3% of total debt was denominated in Euros, 2.8% in US Dollars and 14.6% in Brazilian Reais. The average maturity of the loan portfolio is currently 4.4 years. At the date of this release, the only loans with rating triggers (if PT is downgraded to BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 267 million had been drawn down as at 30 September 2004. PT also has stand-by facilities amounting to Euro 400 million, of which Euro 150 million had been drawn down as at 30 September 2004. Most of Vivo’s net debt (50% consolidated by PT, amounting to Euro 232 million), is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first nine months of 2004 was 6.1%, including loans obtained in Brazil and denominated in Reais.

Table 14 –Net Debt Maturity Profile

Maturity	Net Debt	Notes

2004	(1,723.9)	Net cash position, which includes a Euro 125 million domestic Bond issued in Nov. 1997
2005	994.9	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,464.0	Includes a Euro 440 million Exchangeable Bond issued in Dec. 2001
		and a Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	392.1
2008	601.4
2009	958.1	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	76.4
2011	65.9
2012	46.0
2013	27.5

Total	2,902.5

(1)	These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

PT continued to hold as marketable securities some of its outstanding Eurobonds. As at 30 September 2004, PT held 2.50%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds respectively. These bonds, which have a nominal value of Euro 236 million, were acquired for a total amount of Euro 230 million.

Shareholders’ Equity

As at 30 September 2004, shareholders' equity amounted to Euro 2,972 million, an increase of Euro 31 million from the end of last year, as a result of: (1) the dividends paid in the first nine months of 2004 amounting to Euro 268 million; (2) the acquisition of treasury stock amounting to Euro 224 million, in line with the announced share buyback programme; (3) the effect of positive translation adjustments of Euro 70 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6646 at year-end 2003 compared to Euro/R$ 3.5359 at the end of September 2004) and (4) net income generated during the period of Euro 456 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company. As at 30 September 2004, distributable reserves of PT amounted to Euro 1,073 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned, (2) net income generated, and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Real/Euro exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 September 2004, such a depreciation would only have a negative impact on distributable reserves, if the Real/Euro exchange rate depreciates beyond 4.4.

Further to the announced 10% share buyback programme, as at 30 September 2004, PT had repurchased 7.73% of its share capital, 4.32% of which was held as treasury stock (54,225,108 shares at an average price of Euro 8.01 per share) and 3.41% of which was held through equity swap contracts. Subsequently, PT exercised the option to buy part of the shares held through equity swap contracts and acquired through equity swap contracts a further 0.14% of its share capital. As a result, as at 2 November 2004, PT had acquired 7.87% of its share capital at an average price of Euro 7.95 per share, 7.0% of which was held as treasury stock (87,799,950 shares at an average price of Euro 7.87 per share) and 0.87% of which was held through equity swap contracts.

7. EMPLOYEES

Table 15 – Number of Employees and Productivity Ratios

	9M04	9M03	Δy.o.y	y.o.y	2Q04	q.o.q

Wireline	8,593	9,541	(948)	(9.9%)	9,012	(4.6%)
Domestic Mobile (TMN)	1,118	1,111	7	0.6%	1,112	0.5%
Brazilian Mobile (Vivo) (1)	3,154	3,392	(239)	(7.0%)	3,521	(10.4%)
Multimedia (PT Multimedia)	2,564	2,667	(103)	(3.9%)	2,598	(1.3%)
Pay-TV and Cable Internet	545	637	(92)	(14.4%)	583	(6.5%)
Other (2)	14,252	7,487	6,765	90.4%	12,194	16.9%

Total Group Employees	29,681	24,198	5,483	22.7%	28,437	4.4%
Domestic Market	15,297	15,193	104	0.7%	15,314	(0.1%)
International Market	14,384	9,005	5,379	59.7%	13,123	9.6%

Fixed Lines per Employee (3)	501	440	62	14.0%	475	5.6%
Mobile Cards per Employee
TMN	4,419	4,223	197	4.7%	4,381	0.9%
Vivo	3,908	2,723	1,185	43.5%	3,339	17.0%

(1)	The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2)	The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3)	Fixed lines per employee of the wireline business.

At the end of September 2004, Group staff totalled 29,681 employees, of which 15,297 were employed in Portugal. In wireline, the ratio of fixed lines per employee improved by 14.0% y.o.y to 501 lines, while in TMN the ratio of mobile cards per employee rose by 4.7% to 4,419 cards. At the end of September 2004, the total number of staff employed by Vivo decreased by 7.0% y.o.y to 3,154 employees, with the ratio of mobile cards per employee increasing 43.5% y.o.y to 3,908 cards.

8. WIRELINE BUSINESS

Table 16 – Wireline Income Statement (1)

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Operating Revenues	577.2	578.3	(0.2%)	2.2%	1,700.6	1,727.6	(1.6%)
Services Rendered	537.4	536.3	0.2%	2.7%	1,578.7	1,599.6	(1.3%)
Telephone Directories	32.1	33.6	(4.4%)	(1.4%)	97.9	102.7	(4.6%)
Sales and Other	7.7	8.4	(8.7%)	(14.7%)	24.0	25.4	(5.4%)

Operating Costs excluding D&A	345.3	346.4	(0.3%)	2.1%	1,015.3	1,034.9	(1.9%)
Wages and Salaries	78.0	76.2	2.4%	7.8%	221.8	242.0	(8.3%)
Post Retirement Benefits	48.9	56.8	(13.8%)	7.6%	143.6	165.7	(13.3%)
Costs of Telecommunications	94.9	108.2	(12.3%)	(6.7%)	294.1	324.9	(9.5%)
Own Work Capitalised	(5.9)	(10.7)	(44.7%)	(34.0%)	(22.6)	(25.0)	(9.4%)
Marketing and Publicity	10.4	5.5	89.1%	9.2%	26.0	18.4	41.2%
General & Administrative	69.7	54.3	28.4%	16.8%	192.1	152.6	25.9%
Other Net Operating Costs	49.2	56.0	(12.3%)	(15.8%)	160.3	156.2	2.6%

EBITDA	231.9	231.9	0.0%	2.4%	685.3	692.8	(1.1%)
Depreciation and Amortisation	94.7	101.8	(6.9%)	(1.9%)	285.3	302.8	(5.8%)
Operating Income	137.2	130.1	5.5%	5.5%	400.0	390.0	2.6%

EBITDA Margin	40.2%	40.1%	0.1pp	0.1pp	40.3%	40.1%	0.2pp
Capex	32.8	44.7	(26.7%)	(45.8%)	117.0	104.7	11.8%
Capex as % of Revenues	5.7%	7.7%	(2.1pp)	(3.8pp)	6.9%	6.1%	0.8pp
EBITDA minus Capex	199.1	187.1	6.4%	15.0%	568.3	588.1	(3.4%)

(1)	Includes intragroup transactions.

Table 17 – Wireline Operating Revenues (1)

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Retail	348.4	358.9	(2.9%)	1.2%	1,037.1	1,065.1	(2.6%)
Fixed Charges	168.3	165.3	1.9%	2.0%	498.7	482.2	3.4%
Traffic	147.9	173.6	(14.8%)	(1.7%)	451.5	525.8	(14.1%)
Domestic	127.5	149.8	(14.9%)	(2.4%)	392.8	456.5	(14.0%)
International	20.4	23.8	(14.3%)	3.0%	58.7	69.3	(15.3%)
ADSL Retail	27.1	10.9	148.4%	15.2%	68.3	24.7	176.6%
ISP and Other	5.1	9.1	(44.5%)	(6.7%)	18.7	32.4	(42.3%)
Wholesale	117.6	114.0	3.1%	7.3%	337.6	344.8	(2.1%)
Traffic	67.7	62.6	8.2%	7.3%	188.6	182.4	3.4%
Leased Lines	40.8	41.1	(0.7%)	14.6%	118.2	131.0	(9.8%)
Other	9.1	10.3	(12.2%)	(16.9%)	30.8	31.4	(2.1%)
Data & Corporate	64.2	58.0	10.6%	4.6%	183.0	172.3	6.2%
Data Communications	29.5	23.6	25.1%	8.4%	80.2	68.9	16.3%
Leased Lines	11.7	13.1	(10.4%)	(4.3%)	37.3	42.8	(12.7%)
Network Manag. & Outsourcing	5.3	6.8	(21.8%)	8.3%	13.7	16.8	(18.5%)
Other	17.7	14.6	21.3%	4.1%	51.8	43.8	18.2%
Other Wireline Revenues	47.0	47.4	(0.8%)	(5.3%)	142.9	145.4	(1.7%)
Other Fixed Line Telephone Services	6.1	3.8	57.9%	(8.3%)	16.8	13.1	28.8%
Sales of Telecom. Equipment	7.7	8.4	(8.6%)	(14.7%)	24.0	25.4	(5.4%)
Telephone Directories	32.1	33.6	(4.4%)	(1.4%)	97.9	102.7	(4.6%)
Portals	1.1	1.5	(27.7%)	(21.4%)	4.1	4.3	(4.7%)

Total Operating Revenues	577.2	578.3	(0.2%)	2.2%	1,700.6	1,727.6	(1.6%)

(1)	Includes intragroup transactions.

Operating revenues remained broadly flat in the third quarter of 2004 and amounted to Euro 577 million, representing a sound improvement over the previous quarters.

In terms of retail revenues, fixed charges increased by 1.9% to Euro 168 million in the third quarter of 2004, on the back of a higher contribution from pricing plans, which now account for 6% of fixed charges, and the implementation of the price cap on 1 August, which led to a 2.9% increase in the monthly fee, more than offsetting the fall in the number of accesses. On the other hand, traffic revenues fell by 14.8% y.o.y as a result of (1) the declining trend in traffic volumes; (2) the implementation of the price cap in the period; and (3) the reduction in fixed to mobile prices. Retail ADSL revenues posted a significant increase in the third quarter of 2004, amounting to Euro 27 million, up from Euro 11 million in the same period of last year. ISP dial-up revenues decreased to Euro 5 million as a result of the aggressive rollout of broadband. The net effect was a reduction in retail revenues of 2.9% y.o.y in the third quarter to Euro 348 million.

The decline in traffic revenues is in part explained by falling interconnection rates, namely fixed-to-mobile, but the corresponding costs of telecoms were also lower. As a result, net retail revenues, calculated as retail revenues (Euro 1,037 million) less corresponding telecommunications costs (Euro 181 million), increased by 2.7% y.o.y to Euro 857 million in the first nine months of 2004.

The enhancement of the wireline division performance continues to be developed along several lines and is based, among other things, on improving customer retention and loyalty, and the strong growth of broadband. A prepaid offer for ADSL was launched in June this year, further enhancing the breadth of PT’s broadband offer. The launch of three new pricing plan families, based on the concepts of simplicity, freedom and discount, was an important step towards improving the price perception of wireline services in Portugal. In the third quarter of 2004, an additional 265 thousand pricing plans were added, thus bringing the total number to 735 thousand, equivalent to a penetration of 18.6% of total PSTN/ISDN lines. The rollout of new trendy cordless phones, with “mobile handset” functionalities, has also been important to improve usage and customer retention. Lastly, the bundling of home security solutions with the fixed line is also being rolled out in PT’s retail network as a means of creating additional value and stickiness around the ownership of a copper line.

Wholesale revenues increased by 3.1% y.o.y in the third quarter of 2004 to Euro 118 million, as a result of the increase in traffic revenues, primarily related to the change in the accounting for transit traffic from net to gross. The decline in leased lines is related to the reduction in leased line prices and the growing usage by competitors of their own infrastructure.

Data and corporate revenues grew by 10.6% y.o.y in the third quarter of 2004 to Euro 64 million, as a result of the 25.1% y.o.y increase (+Euro 6 million) in data communications revenues. This positive evolution was mainly driven by the increase in revenues from the ATM network.

EBITDA remained flat in the third quarter of 2004 and amounted to Euro 232 million. EBITDA margin in the third quarter of 2004 improved by 0.1pp y.o.y to 40.2%, benefiting from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (discussed in the consolidated operating costs section) and the decline in telecommunication costs (lower traffic volumes and interconnection rate cuts).

Capex amounted to Euro 117 million in the first nine months of 2004, an increase of 11.8% y.o.y, primarily as a result of the aggressive rollout of ADSL. Capex in the period was equivalent to 6.9% of operating revenues. Quality of service in the first nine months of 2004 was maintained with a call completion rate of 99.8% and 7.1 faults per 100 access lines. EBITDA minus Capex in the first nine months of 2004 amounted to Euro 568 million, a decrease of 3.4% over the same period of last year and equivalent to 33.4% of operating revenues.

Table 18 – Wireline Operating Data

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Main Lines ('000)	4,306	4,194	2.7%	0.7%	4,306	4,194	2.7%
PSTN/ISDN	3,959	4,048	(2.2%)	(0.6%)	3,959	4,048	(2.2%)
ADSL Wholesale	346	145	138.3%	18.3%	346	145	138.3%
ADSL Retail	312	121	157.0%	19.8%	312	121	157.0%
Net Additions (1) ('000)	28	4	537.9%	(34.6%)	81	(2)	n.m.
PSTN/ISDN	(26)	(32)	(19.7%)	83.7%	(77)	(95)	(18.4%)
ADSL Wholesale	54	36	48.2%	(5.7%)	158	93	70.8%
ADSL Retail	52	33	54.1%	(7.8%)	151	78	93.5%
Pricing Plans ('000)	735	278	164.9%	56.5%	735	278	164.9%
ARPU (2) (Euro)	35.8	35.0	2.1%	3.5%	34.8	34.2	1.6%
Voice	31.9	32.6	(2.0%)	1.6%	31.4	31.9	(1.7%)
Data	3.9	2.4	58.0%	22.0%	3.4	2.3	47.9%
Call Completion Rate (%)	99.8	99.9	(0.1pp)	0.1pp	99.8	99.9	(0.1pp)
Faults per 100 Access Lines (no.)	2.3	2.3	0.0pp	0.0pp	7.1	7.2	(0.1pp)
Total Data Commun. Accesses ('000)	35	37	(4.9%)	(0.4%)	35	37	(4.9%)
Corporate Web Capacity Sold (Mbps)	4,833	2,058	134.9%	11.6%	4,833	2,058	134.9%
Number of Leased Lines ('000)	17	19	(13.3%)	(5.9%)	17	19	(13.3%)
Capacity (equivalent to 64 kbps) ('000)	172	126	36.8%	(3.9%)	172	126	36.8%
Digital (%)	95.5	92.8	2.8pp	0.0pp	95.5	92.8	2.8pp

(1)	Including ADSL Wholesale.
(2)	Including ADSL and dial-up Internet.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines (PSTN/ISDN plus ADSL) increased by 28 thousand in the third quarter of 2004, boosted by the strong level of ADSL net additions that totalled 54 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 26 thousand in the third quarter of 2004, compared to 32 thousand net disconnections registered in the third quarter of last year. Total main lines in the wireline business reached 4,306 thousand at the end of September 2004, of which 3,959 thousand were PSTN/ISDN and 346 thousand were wholesale ADSL. ADSL retail connections at the end of September 2004 totalled 312 thousand.

In May 2004, ANACOM and the Directorate General for Enterprises approved the 2004 fixed telephone service prices proposed by PTC. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were implemented on 1 August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the price of regional and domestic long distance calls respectively.

Total ARPU (voice and data) increased by 2.1% y.o.y in the third quarter of 2004 to Euro 35.8. Voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 2.0% y.o.y to Euro 31.9 and data ARPU (ADSL plus dial-up Internet) increased by 58.0% y.o.y, contributing 11% to total ARPU in the third quarter of 2004. ADSL ARPU was Euro 32.7 in the third quarter of 2004, which compares to Euro 35.0 in the same period of last year. The dilution in ADSL ARPU is explained by the take-up of the prepaid and “Light” products, which has nonetheless been mitigated by the continued growth of sales to the SOHO market.

In the first nine months of 2004, interconnection fees decreased by 12.9% y.o.y for call termination and by 14.3% y.o.y for call origination. Interconnection fees are now at levels in line with the European average.

Table 19 – Wireline Traffic Breakdown

Million of minutes	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Total Traffic	3,900	4,357	(10.5%)	(8.9%)	12,517	13,773	(9.1%)
Retail	1,687	1,890	(10.8%)	(12.2%)	5,472	5,969	(8.3%)
F2F Domestic	1,241	1,390	(10.7%)	(12.2%)	4,027	4,394	(8.4%)
F2M	232	262	(11.4%)	(1.8%)	700	779	(10.1%)
Other	120	140	(14.6%)	(32.2%)	470	507	(7.4%)
International	94	97	(3.7%)	(1.4%)	275	289	(4.9%)
Wholesale	2,213	2,467	(10.3%)	(6.3%)	7,045	7,803	(9.7%)
Internet	691	1,128	(38.7%)	(16.5%)	2,529	3,933	(35.7%)

Total Orig. Traffic in the Fixed Network	2,889	3,427	(15.7%)	(11.5%)	9,504	11,057	(14.0%)
Originated Traffic / Access / Day (min)	7.9	9.2	(13.8%)	(11.9%)	8.7	9.9	(12.3%)
F2F Domestic / Access / Day (min)	3.4	3.7	(8.7%)	(12.6%)	3.7	3.9	(6.5%)

Total traffic in the third quarter of 2004 fell by 10.5% y.o.y, on the back of the decline of 10.8% in retail traffic and 10.3% in wholesale traffic, which was strongly influenced by the 38.7% fall in dial-up Internet traffic as a result of the strong rollout of broadband. Line usage, measured as originated traffic per access per day, stood at 7.9 minutes in the third quarter of 2004, which compares with 9.2 minutes in the same period of last year.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 134.9% y.o.y in the third quarter of 2004, as a result of the expansion of ADSL. Total data communications accesses decreased by 4.9% y.o.y in the third quarter of 2004. Leased lines capacity to end-users increased by 36.8% y.o.y in the third quarter of 2004, with leased line digital capacity reaching 95.5% of the total leased line capacity, an improvement of 2.8pp over the same period of last year.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 20 – Domestic Mobile Income Statement (1)

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Operating Revenues	420.0	410.5	2.3%	8.2%	1,174.6	1,125.5	4.4%
Services Rendered	376.4	371.6	1.3%	4.1%	1,078.2	1,032.5	4.4%
Billing	285.2	274.7	3.8%	5.7%	807.5	752.0	7.4%
Interconnection	91.2	96.9	(5.9%)	(0.7%)	270.7	280.5	(3.5%)
Sales	43.6	38.9	12.0%	65.4%	96.4	93.0	3.6%

Operating Costs excluding D&A	214.8	221.2	(2.9%)	6.2%	610.2	620.8	(1.7%)
Wages and Salaries	12.8	12.1	6.3%	(8.8%)	40.6	42.4	(4.4%)
Costs of Telecommunications	77.5	78.0	(0.7%)	6.5%	219.9	223.1	(1.4%)
Own Work Capitalised	(0.2)	(0.9)	(75.7%)	(51.3%)	(1.3)	(3.5)	(63.2%)
Cost of Products Sold	50.6	46.0	9.9%	62.7%	113.4	109.7	3.4%
Marketing and Publicity	5.6	6.8	(18.4%)	(27.1%)	20.8	21.1	(1.0%)
General & Administrative	48.6	51.9	(6.4%)	1.1%	145.8	154.6	(5.7%)
Other Net Operating Costs	20.0	27.4	(26.9%)	(31.6%)	70.9	73.4	(3.3%)

EBITDA	205.1	189.2	8.4%	10.5%	564.4	504.7	11.8%
Depreciation and Amortisation	54.4	49.1	11.0%	5.4%	152.8	145.4	5.1%
Operating Income	150.7	140.2	7.5%	12.5%	411.5	359.3	14.5%

EBITDA Margin	48.9%	46.1%	2.8pp	1.0pp	48.0%	44.8%	3.2pp
Capex	26.6	18.1	47.1%	22.2%	65.5	89.9	(27.1%)
Capex as % of Revenues	6.3%	4.4%	1.9pp	0.7pp	5.6%	8.0%	(2.4pp)
EBITDA minus Capex	178.5	171.1	4.3%	8.9%	498.8	414.9	20.2%

(1)	Includes intragroup transactions.

Operating revenues of TMN in the third quarter of 2004 reached Euro 420 million, an increase of 2.3% y.o.y, primarily reflecting the growth in the customer base. Service revenues increased by 1.3% y.o.y to Euro 376 million in the third quarter of 2004, with the 3.8% y.o.y increase in billing revenues more than offsetting the decline in interconnection fees. Revenues from handset sales increased by 12.0% y.o.y to Euro 44 million in the third quarter of 2004.

EBITDA amounted to Euro 205 million in the third quarter of 2004, an increase of 8.4% over the same period of last year. Top line growth and continued cost control resulted in a 2.8pp y.o.y improvement in EBITDA margin to 48.9% in the third quarter of 2004. Operating costs excluding depreciation and amortisation decreased by 2.9% in the third quarter of 2004 compared to the same period of last year.

Capex in the third quarter of 2004 increased by 47.1% y.o.y to Euro 27 million, equivalent to 6.3% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately a third of capex). EBITDA minus Capex increased by 4.3% y.o.y in the third quarter of 2004 to Euro 179 million.

TMN had 1,118 employees at the end of September 2004 and 4,419 customers per employee, representing a 4.7% improvement over the same period of last year.

Table 21 – Domestic Mobile Operating Data

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

TMN Active Customers ('000)	4,941	4,691	5.3%	1.4%	4,941	4,691	5.3%
WAP Terminals	2,104	1,210	73.9%	14.6%	2,104	1,210	73.9%
GPRS Terminals	1,237	374	230.7%	35.0%	1,237	374	230.7%
Net Additions ('000)	69	186	(62.9%)	n.m.	54	265	(79.6%)
Total Churn (%)	26.5	23.1	3.4pp	2.1pp	26.5	23.1	3.4pp
Data as % of Service Revenues (%)	9.9	7.9	2.0pp	0.8pp	9.5	8.1	1.4pp
ARPU (Euro)	25.5	26.9	(5.2%)	4.1%	24.4	25.4	(4.1%)
Customer Bill	19.4	19.9	(2.8%)	5.7%	18.3	18.5	(1.4%)
Interconnection	6.2	7.0	(12.0%)	(0.7%)	6.1	6.9	(11.4%)
MOU (Min.)	125.4	127.6	(1.8%)	2.7%	121.3	122.6	(1.1%)
ARPM (Euro cents)	20.4	21.1	(3.5%)	1.4%	20.1	20.8	(3.1%)
SARC (Euro)	37.4	57.5	(34.9%)	(29.3%)	47.4	66.1	(28.4%)
CCPU (1) (Euro)	11.2	12.3	(8.9%)	2.1%	10.9	12.3	(11.2%)
ARPU minus CCPU (Euro)	14.4	14.7	(2.2%)	5.7%	13.4	13.1	2.5%

(1)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 4,941 thousand active customers at the end of September 2004, an increase of 5.3% y.o.y. In the third quarter, TMN registered net additions of 69 thousand customers. The increased focus on segmentation and customer loyalty led to a 3.5% y.o.y increase in the number of postpaid customers, which totalled 790 thousand at the end of September 2004. Prepaid cards accounted for 84% of the total customer base. Although churn increased from 23.1% in the third quarter of 2003 to 26.5% in the third quarter of 2004, churn to competition was less than 10%, according to market research undertaken by TMN (Qmetrics).

Data services accounted for 9.9% of service revenues in the third quarter of 2004, a 2.0pp y.o.y improvement. The number of SMS messages in the third quarter of 2004 increased by 13.6% y.o.y to 391 million, corresponding to approximately 55 messages per month per active SMS user. The number of active SMS users reached 47.8% of the total customer base. The take-up of I9 (mobile multimedia portal) is progressing well, with I9 customers having reached more than 161 thousand at the end of September 2004. Games, ringing tones, sports and video downloads constitute the top daily access subjects per user. Active MMS customers at the end of September 2004 reached 249 thousand, while the number of GPRS handsets totalled 1,237 thousand.

In April 2004, TMN became the first mobile operator to launch UMTS services in Portugal allowing customers to make videocalls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. UMTS coverage now extends to 13 of the largest cities in Portugal and is in the process of being extended to cover the whole of the country.

Minutes of usage (MOU) posted a 1.8% reduction to 125.4 minutes in the third quarter of 2004 when compared to the same period of last year, mainly reflecting the negative evolution of fixed-to-mobile and mobile-to-fixed traffic. Nonetheless, MOU registered a 2.7% q.o.q improvement due to regular seasonal trends and in line with the improvements seen in the second quarter.

ARPU in the third quarter of 2004 decreased by 5.2% y.o.y to Euro 25.5, mainly as a result of the reduction in interconnection fees and the traffic promotions launched aimed at stimulating usage. Customer bill decreased by 2.8% to Euro 19.4 in the third quarter of 2004 as compared to the same period of last year, mainly as a result of the fall in MOU and the increasing weight of traffic within TMN’s network. Customer bill increased by 5.7% in the third quarter of 2004, as compared to the second quarter of 2004, mainly as a result of seasonal trends. The interconnection bill posted a drop of 12.0% y.o.y in the third quarter of 2004, as a result of the several cuts in fixed-to-mobile interconnection fees over the past quarters. On 1 July 2004, fixed-to-mobile interconnection rates were cut by 10% to Euro 18.5 cents.

CCPU decreased by 8.9% y.o.y in the third quarter of 2004 to Euro 11.2, reflecting the success of the cost control initiatives. TMN has been making a strong effort to reduce the costs related to the acquisition and retention of customers, namely in terms of commissions and subsidisation. ARPU minus CCPU in the third quarter of 2004 was Euro 14.4, corresponding to a 2.2% y.o.y decrease, albeit that ARPU minus CCPU margin improved by 2pp y.o.y to 56%.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 22 – Brazilian Mobile Income Statement (1)

R$ million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03 (2)	y.o.y

Operating Revenues	2,735.5	2,550.9	7.2%	0.7%	7,999.9	7,269.5	10.0%
Services Rendered	2,173.4	2,071.1	4.9%	1.9%	6,370.0	6,042.6	5.4%
Sales	562.1	479.8	17.1%	(3.6%)	1,630.0	1226.9	32.8%

EBITDA	870.3	1,046.3	(16.8%)	(1.8%)	2,784.0	2,874.7	(3.2%)
Depreciation and Amortisation	479.2	480.4	(0.3%)	6.6%	1,412.8	1,366.3	3.4%
Operating Income	391.1	565.8	(30.9%)	(10.5%)	1,371.2	1,508.5	(9.1%)

EBITDA Margin	31.8%	41.0%	(9.2pp)	(0.8pp)	34.8%	39.5%	(4.7pp)
Capex	666.5	134.4	395.8%	78.6%	1,169.3	427.8	173.3%
Capex as % of Revenues	24.4%	5.3%	19.1pp	10.6pp	14.6%	5.9%	8.7pp
EBITDA minus Capex	203.7	911.8	(77.7%)	(60.3%)	1,614.7	2,446.9	(34.0%)

(1)	Information prepared in accordance with Portuguese GAAP.
(2)	Pro forma information including TCO.

Vivo’s operating revenues, stated in Brazilian Reais and in accordance with Portuguese GAAP, increased by 7.2% y.o.y in the third quarter of 2004 to R$ 2,736 million, underpinned by robust customer growth in a period of intense commercial activity and increased competition. Revenues from sales of equipment in the third quarter of 2004 rose by 17.1% y.o.y and service revenues increased by 4.9% y.o.y.

EBITDA decreased by 16.8% y.o.y to R$ 870 million in the third quarter of 2004, equivalent to a margin of 31.8%. EBITDA margin performance in the quarter reflected the significant level of net additions, which led to higher overall acquisition costs. Notwithstanding, EBITDA margin before acquisition costs continued to expand on the back of the benefits arising from the larger scale of Vivo and synergies across the group.

Capex rose to R$ 667 million in the third quarter of 2004, equivalent to 24.4% of revenues, primarily as a result of capacity expansion and the progressive upgrade to 1xRTT. In the first nine months of 2004, the capex to sales ratio was 14.6%. EBITDA minus Capex decreased by 77.7% y.o.y to R$ 204 million in the third quarter of 2004, as a result of the pickup in capex.

Table 23 – Brazilian Mobile Operating Data

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03 (2)	y.o.y

Active Customers ('000)	24,645	18,470	33.4%	4.8%	24,645	18,470	33.4%
Market Share in Areas of Operation (%)	53.3	56.7	(3.4pp)	(1.2pp)	53.3	56.7	(3.4pp)
Net Additions ('000)	1,131	949	19.2%	(31.0%)	3,989	1,661	140.2%
SAC (R$)	176.0	105.4	67.0%	31.5%	147.4	134.2	9.8%
MOU (min)	86.6	101.3	(14.5%)	(4.1%)	90.0	99.9	(10.0%)
ARPU (R$)	32.1	40.0	(19.7%)	(3.8%)	33.3	39.7	(16.1%)
CCPU (2) (R$)	18.6	19.1	(3.0%)	(3.2%)	18.4	20.4	(9.7%)
ARPU minus CCPU (R$)	13.5	20.8	(35.1%)	(4.6%)	14.9	19.3	(22.9%)

(1)	Pro forma information including TCO.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 24.6 million active customers at the end of September 2004, an increase of 33.4% y.o.y. Vivo added 1,131 thousand customers in the third quarter of 2004 and 3,989 thousand customers in the first nine months of 2004, consolidating its leading market position. In spite of strong competition from operators such as TIM and Claro, Vivo’s market share in the regions where it operates stood at 53% at the end of September 2004. Vivo remains the leader in the mobile market in Brazil, boasting a 42.4% overall market share, more than twice the size of its next competitor.

Most of the growth in the Brazilian mobile market has been in terms of prepaid customers, which accounted for 79.8% of the total customer base at the end of September 2004 (79.3% in June 2004 and 74.4% in September 2003). Nevertheless, Vivo continues to actively target the post-paid segment, in particular the corporate segment. The number of mobile accesses held by corporate clients increased by 33.6% y.o.y at the end of September 2004.

Vivo’s blended MOU dropped by 14.5% y.o.y in the third quarter of 2004 to 87 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic, related to the rising weight of mobile-to-mobile calls and blocking of fixed-to-mobile calls by certain fixed line operators.

In the third quarter of 2004, the number of SMS messages per user increased by 28.1% y.o.y. SMS active users now account for 42.2% of Vivo’s customer base. Data as a percentage of revenues was 4.3% in the third quarter of 2004, nearly 60% more than the level of the same period of last year. Vivo has been actively marketing 2.5G data services, supported on the 1xRTT platform.

Vivo’s blended ARPU was R$ 32.1 in the third quarter of 2004, a decrease of 19.7% over the same period of last year. Around two thirds of this decline in ARPU is explained by the impact of SMP rules (namely the introduction of “bill & keep” and loss of long distance traffic) and the changing mix of the customer base towards prepaid (34.1% increase in average customer base essentially through prepaid). The remainder of the drop is due to the real ARPU variation, which results mainly from lower incoming revenues and traffic promotions.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 24 – Multimedia Income Statement (1)

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Operating Revenues	178.9	163.4	9.5%	(2.6%)	539.0	489.5	10.1%
Pay-TV and Cable Internet	124.0	107.7	15.1%	0.9%	364.0	315.5	15.4%
Pay-TV	95.6	83.9	14.0%	1.7%	279.5	245.8	13.7%
Broadband	20.3	16.2	25.4%	2.1%	59.5	46.5	28.0%
Advertising	4.3	3.4	27.2%	(27.2%)	13.9	9.8	42.9%
Sales and other	3.7	4.2	(12.2%)	24.9%	11.1	13.5	(17.7%)
Audiovisuals	20.0	22.8	(12.5%)	30.7%	59.4	69.2	(14.1%)
Media	35.0	32.9	6.4%	(23.3%)	115.6	104.8	10.3%

Operating Costs excluding D&A	130.8	129.3	1.1%	(3.0%)	399.8	398.6	0.3%
Wages and Salaries	21.0	20.0	5.3%	4.2%	62.7	61.7	1.6%
Costs of Telecommunications	6.0	5.3	14.6%	(11.3%)	19.3	18.8	2.8%
Costs of Products Sold	5.0	10.8	(54.1%)	(29.4%)	19.7	33.9	(41.8%)
Marketing and Publicity	8.1	8.2	(1.5%)	(39.4%)	29.1	22.5	29.1%
General & Administrative	76.4	73.7	3.6%	2.7%	231.1	226.8	1.9%
Other Net Operating Costs	14.3	11.4	26.3%	8.9%	38.0	34.9	8.7%

EBITDA	48.1	34.1	41.1%	(1.5%)	139.2	90.9	53.1%
Depreciation and Amortisation	15.3	13.9	10.4%	0.3%	44.3	47.4	(6.5%)
Operating Income	32.8	20.3	62.1%	(2.4%)	94.8	43.5	118.1%

EBITDA Margin	26.9%	20.9%	6.0pp	0.3pp	25.8%	18.6%	7.3pp
Capex	13.5	13.8	(2.0%)	(17.6%)	39.9	39.4	1.3%
Capex as % of Revenues	7.6%	8.4%	(0.9pp)	(1.4pp)	7.4%	8.0%	(0.6pp)
EBITDA minus Capex	34.6	20.3	70.3%	6.6%	99.3	51.5	92.8%

(1)	Includes intragroup transactions.

PTM’s operating revenues rose by 9.5% y.o.y to Euro 179 million in the third quarter of 2004, primarily as a result of the 15.1% y.o.y increase in revenues from Pay-TV and Cable Internet.

EBITDA rose by 41.1% y.o.y in the third quarter of 2004 to Euro 48 million, with EBITDA margin improving by 6.0pp y.o.y to 26.9%, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower operating costs.

In the first nine months of 2004, PTM’s capex increased by 1.3% y.o.y to Euro 40 million, equivalent to 7.4% of revenues. Consequently, EBITDA minus Capex increased by 92.8% y.o.y in the first nine months of 2004 to Euro 99 million.

Pay-TV and Cable Internet Business (TV Cabo)

In the third quarter of 2004, operating revenues rose by 15.1% y.o.y to Euro 124 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising. EBITDA in the third quarter of 2004 amounted to Euro 46 million, corresponding to an increase of 29.9% y.o.y, with EBITDA margin improving by 4.2pp y.o.y to 37.1%. This margin performance has been achieved against top line growth, through continued and increasing investment in marketing, and by the effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reduction.

In the third quarter of 2004, capex remained broadly flat at Euro 11 million, equivalent to 9.0% of revenues. Network spend has stabilised as rollout of the cable network is almost complete and equipment prices have been declining. Accordingly, EBITDA minus Capex in the third quarter of 2004 amounted to Euro 35 million compared to Euro 24 million in the same period of last year.

Table 25 – Pay-TV and Cable Internet Operating Data

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y

Homes Passed ('000)	2,529	2,445	3.4%	0.6%	2,529	2,445	3.4%
Bi-directional (Broadband Enabled)	2,371	2,178	8.8%	3.8%	2,371	2,178	8.8%
Pay-TV Customers (1)(2) ('000)	1,517	1,402	8.2%	2.0%	1,517	1,402	8.2%
Cable	1,140	1,073	6.2%	1.5%	1,140	1,073	6.2%
DTH	378	329	14.7%	3.8%	378	329	14.7%
Pay-TV Net Additions ('000)	30	33	(8.6%)	42.1%	76	95	(19.9%)
Churn (%)	12.6	13.6	(1.0pp)	0.0pp	13.1	12.3	0.7pp
Penetration Rate of Cable (%)	45.1	43.9	1.2pp	0.4pp	45.1	43.9	1.2pp
Premium Subscriptions (2) (3) ('000)	850	775	9.7%	(2.9%)	850	775	9.7%
Pay to Basic Ratio (3) (%)	56.0	55.2	0.8pp	(2.9pp)	56.0	55.2	0.8pp
Cable Broadband Accesses ('000)	290	203	43.0%	7.8%	290	203	43.0%
Cable Broadband Net Additions ('000)	21	23	(9.4%)	9.2%	59	62	(4.5%)
Blended ARPU (Euro)	25.6	23.9	7.4%	1.2%	25.2	23.6	7.0%
Pay-TV ARPU	21.1	20.0	5.6%	1.3%	20.8	19.9	4.6%
Cable Internet ARPU	24.0	27.7	(13.3%)	(4.6%)	25.1	29.1	(13.6%)

(1)

These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2)	These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3)

The classification of premium packages for satellite services has been changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels that were included in the basic cable service, being supplied as a part of a supplementary package, and considered premium. In 2004, PTM decided to harmonise cable and satellite business models, with satellite service now offering the same channels in the basic package as cable, which resulted in the supplementary satellite package no longer being considered as a premium service.

The rollout of the cable network is almost complete with 2,529 thousand homes passed at the end of September 2004, of which 93.7% are bi-directional and therefore broadband enabled. Approximately 30 thousand Pay-TV customers (53.9% of which are cable customers) were added in the third quarter of 2004, reaching 1,517 thousand at the end of September 2004 (1,140 thousand cable and 378 thousand DTH) and representing an increase of 8.2% y.o.y.

The number of premium subscriptions increased by 9.7% y.o.y to 850 thousand in September 2004, corresponding to a pay to basic ratio of 56.0%, compared to 55.2% in September 2003. Sport TV subscribers grew by 4.7% y.o.y to 432 thousand.

Broadband cable Internet access (Netcabo) subscribers rose by 43.0% y.o.y in the third quarter of 2004, reaching 290 thousand customers at the end of September 2004. Approximately 21 thousand Netcabo subscribers were added in the third quarter of 2004. The penetration of the Internet service among cable TV subscribers stood at 25.4% at the end of September 2004, which compares with 18.9% a year earlier.

Blended ARPU was Euro 25.6 in the third quarter of 2004, equivalent to an increase of 7.4% y.o.y. Pay-TV ARPU increased by 5.6% y.o.y to Euro 21.1 in the third quarter of 2004. The ARPU of broadband Internet customers was Euro 24.0 in the third quarter of 2004, decreasing by 13.3% y.o.y, as a result of the significant increase in the customer base and the take-up of the “Light” product (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services (Zzt).

Audiovisuals Business

In the third quarter of 2004, operating revenues of the audiovisuals business segment decreased by 13.3% y.o.y to Euro 23 million. This performance reflects the absence of revenues from the videogames division related to the end of the distribution contract with Sony. The video division revenues, backed by a more appealing movie portfolio, rose by 20.4% in the third quarter of 2004 over the same period of 2003.

EBITDA in the Audiovisuals business segment totalled Euro 5 million in the third quarter of 2004, corresponding to an increase of 45.1% over the same period of last year. The improvement in EBITDA was also underpinned by the cost reduction programme. Capex in the first nine months of 2004 decreased by 51.0% y.o.y to Euro 2 million. EBITDA minus Capex in the first nine months of 2004 amounted to Euro 8 million, compared to Euro 4 million in the first nine months of 2003.

Media Business

Lusomundo Media posted operating revenues of Euro 35 million in the third quarter of 2004, an increase of 6.6% y.o.y, as a result of the growth in advertising revenues (+3.5% y.o.y), newspaper circulation revenues (+12.2% y.o.y) and revenues associated with the sale of promotional products (+17.8% y.o.y). The growth in advertising revenues is primarily due to an improvement in market conditions and the outlook for the Portuguese economy.

Lusomundo Media’s EBITDA, benefiting from top line growth, increased from negative Euro 3 million in the third quarter of 2003 to positive Euro 1 million in the third quarter of 2004, with EBITDA margin reaching 2.4%. Capex in the first nine months of 2004 totalled Euro 5 million. EBITDA minus Capex increased from negative Euro 2 million in the first nine months of 2003 to positive Euro 1 million in the first nine months of 2004.

12. THIRD QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On 25 August 2004, Brasilcel, the 50-50 joint-venture of PT and Telefónica Móviles for mobile operations in Brazil, announced its intention of launching voluntary cash tender offers for a portion of the outstanding shares of TSD, TBE and CRT. Simultaneously, TCP announced its intention of launching a voluntary cash tender offer for a portion of the outstanding shares of TCO. The offer prices represented a premium of 20% over the respective weighted average closing price of each class of shares in the 30 trading days prior to the announcement.

  On 14 September 2004, PT announced that its management will propose to the Board of Directors the submission for shareholders’ approval at the next AGM, the payment of a cash dividend for the year ending 31 December 2004 of Euro 0.35 per share, subject to market conditions and PT’s financial conditions at that time. In addition, PT’s management also announced its intention to propose a further share buyback of up to 3.0% of its share capital (after cancellation of the treasury shares acquired under the current 10% share buyback programme), which, subject to market conditions and to PT’s financial condition, should be completed by the end of 2005.

  On 9 October 2004, Brasilcel successfully concluded the tender offers for TSD, TBE, CRT and TCO, acquiring over 99% of the shares it had offered to purchase. With these transactions Brasilcel increased its ownership interest in TSD from 86.7% to 90.9%, in TBE from 27.9% to 50.6% and in CRT from 51.5% to 67.0%. TCP also increased its ownership interest in TCO from 28.9% to 50.6%. In aggregate, the cash tender offers represented a total expenditure of approximately R$ 607 million for Brasilcel and approximately R$ 902 million for TCP. Also on 9 October 2004, TCP announced that its Board of Directors approved a capital increase of up to approximately R$2,054 million, of which up to R$2,000 million will be made available for subscription through pre-emptive rights by its shareholders in cash and R$53.89 million will be realised in a subscription in kind equivalent to the amount of tax credits relating to year 2003, to be subscribed by its controlling shareholders. The use of proceeds of the rights issue will be to repay a bridge loan related to the TCO tender offer and to repay other short-term debt.

  Further to the announced share buyback programme, as at the date of this release, PT had acquired a total of 87,799,950 treasury shares, representing 7.0% of its share capital, at an average price of Euro 7.87 per share. In addition, as at the date of this release, PT had entered into equity swap contracts under the terms of which it has the option to acquire additional PT shares, equivalent to 0.87% of its share capital.

13. BASIS OF PRESENTATION

PT’s financial results by business segment reflect certain changes to its reportable segments made during 2003, in line with management’s current view of PT’s businesses. PT’s results by business segment for the first nine months of 2003 have been restated to reflect these changes. PT’s business segments are now the following:

  Wireline Business (PTC, PT Prime and PT.com), which comprises:
  Retail, comprising:
          Fixed Charges – PTC
          Traffic – PTC
          ADSL Retail – PT.com
          Other ISP revenues – PT.com
  Wholesale – PTC
  Data & Corporate – PT Prime
  Other Wireline Revenues, comprising:
          Other Fixed Telephone Service revenues – PTC
          Sales of Telecommunications Equipment
          Directories – PTC
          Portals – PT.com

  Domestic Mobile – TMN

  Brazilian Mobile – Vivo (50% proportionally consolidated)

  Multimedia – PTM, which comprises:
          Pay-TV and Cable Internet – TV Cabo (plus PT Conteúdos)
          Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
          Media – Lusomundo Media
          Other Multimedia Operations – PTM holding company

  Other – Other businesses, PT holding company and instrumental companies

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, Chief Financial Officer zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer francisco.nunes@telecom.pt

Nuno Prego, Investor Relations Officer nuno.prego@telecom.pt

Portugal Telecom Tel.: +351 21 500 1701 Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.